
05040356



VF 3-25-05

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SECU[illegible] [illegible]SION
[illegible]ashington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McColl Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 North Tryon Street, 51st Floor
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Ryan (704) 333-0528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

3600 Bank of America Plaza, 101 S. Tryon St., Charlotte, NC 28280
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-28-05

OATH OR AFFIRMATION

I, Patrick J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McColl Partners, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO/FINOP

Title

Notary Public

My Commission Expires April 13, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents



DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
McColl Partners, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of McColl Partners, LLC, as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial condition for the year ended December 31, 2003 was audited by other auditors whose report dated February 20, 2004, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 statement of financial condition referred to above presents fairly, in all material respects, the financial position of McColl Partners, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Charlotte, North Carolina
January 21, 2005

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
Ph. 704.334.3600 Fx. 704.372.0303
www.dixon-hughes.com



MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Statements of Financial Condition
December 31, 2004 and 2003

Assets

	2004	2003
Cash	$3,080,674	$ 367,648
Certificate of deposit	400,654	--
Accounts receivable, net of allowance for doubtful accounts	282,798	296,871
Accounts receivable from related parties	--	15,482
Securities owned, at fair value	980,000	404,000
Prepaid expenses	102,518	136,041
Property and equipment, net of accumulated depreciation	141,103	59,457
Total assets	$4,987,747	$1,279,499

Liabilities and Member's Equity

	2004	2003
Compensation payable	$ 427,050	$ 314,867
Deferred revenue	220,079	180,421
Accounts payable and other liabilities	101,969	74,357
Obligations under capital leases	14,025	20,484
Total liabilities	763,123	590,129
Member's equity	4,224,624	689,370
Total liabilities and member's equity	$4,987,747	$1,279,499

The accompanying notes are an integral part of these financial statements.

MCCOLL PARTNERS, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Notes to Financial Statements.
December 31, 2004

1. Description of Organization

McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a North Carolina limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisition, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash and cash equivalents – The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents. Deposit balances in a single financial institution in excess of $100,000 are not insured by the Federal Deposit Insurance Corporation. The Company has not experienced losses in such deposit accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Certificate of deposit – Certificate of deposit has nine month maturity term and earns interest at 1.99% per annum. Interest is compounded monthly and is reinvested.

Accounts receivable – Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and receivable from clients in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. Unbilled reimbursable out-of-pocket expenses were $20,200 and $73,051 at December 31, 2004 and 2003, respectively. The allowance for doubtful accounts was $612,210 and $61,143 at December 31, 2004 and 2003, respectively. Credit is extended based on evaluation of the customer's financial condition and, generally, collateral is not required. The Company provides an allowance for doubtful collections that is based upon a review of outstanding receivables.

Securities owned - Securities owned may include both marketable securities and securities not readily marketable. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions (one year or greater), or conditions applicable to the securities or to the Company.

Marketable securities are recorded at market value, which is estimated using quoted market prices. Securities not readily marketable are recorded at fair value as determined by management using pricing models and other relevant information. Where securities have certain trading restrictions, the Company may apply a discount to the quoted market prices or the estimated fair value. Any gains or losses resulting from changes in market value are reflected in revenue as unrealized gain/loss on securities owned.

Property and equipment - Property and equipment is recorded at cost and consists of office equipment purchased and office equipment held under capital leases. Purchased property and equipment is depreciated over the respective lives of the assets. Property and equipment under capital leases is depreciated over the respective lease terms, generally five years. Depreciation expense was $21,875 in 2004 and $12,394 in 2003. Accumulated depreciation was $42,098 and $20,223 at December 31, 2004 and 2003, respectively.

Deferred revenue – The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the services period, generally ten months. Deferred revenue as of December 31, 2004 and December 31, 2003 represents retainer fees paid for advisory services to be rendered in 2005 and 2004, respectively.

Accounts payable and other liabilities - Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Income taxes – The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group LLC and no income tax provision is recorded by the Company.

Reclassifications – Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Securities Owned

Not readily marketable securities at December 31, 2004 and 2003 include the following:

	2004	2003
Corporate stocks	$ 90,000	$ 90,000
Warrants	890,000	314,000
Total	$980,000	$404,000

4. Obligations Under Capital Leases

The Company leases certain property and equipment under various capital lease arrangements that expire through 2006. Assets recorded under capitalized lease obligations as of December 31, 2004 and 2003 include equipment in the amount of $32,415, with accumulated depreciation of $19,440 and $12,960,rsepectively. Depreciation expense associated with the capital lease obligation was $6,480 in 2004 and 2003. Interest expense associated with the capital lease obligation was $940 in 2004 and $1,275 in 2003. Minimum lease payments under capital leases are summarized as follows:

2005	$ 7,920
2006	7,920
Total minimum payments	15,840
Amount representing executory costs	1,019
Amount representing interest costs	796
Obligations under capital leases	$14,025

5. Commitment and Contingencies

The Company leases equipment under various noncancelable operating lease agreements. The equipment leases provide for renewal at the then fair rental value or the option to purchase the leased assets at fair value at December 13, 2004. Aggregate commitments under noncancelable operating leases with remaining terms longer than one year at December 31, 2004 are summarized as follows:

2005	$27,670
2006	$21,845

6. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. Fair values for the Company's financial instruments are estimated using quoted market prices. Fair values for the Company's financial instruments for which there are no quoted market prices are determined by management using pricing models.

8. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had an excess of net capital of $2,665,828. The Company's ratio of aggregate indebtedness to net capital was .28 to 1.